Exhibit 4.9

VOTING AGREEMENT

Made and Entered into in Ramat-Gan on the 5th of August, 2014

Between:	Simon Anthony Fried, Identity Card No. 303447049 and/or anyone on his behalf

Of the First Part;

And Between:	Amit Dror, Identity Card No. 038378568 and/or anyone on his behalf

Of the Second Part;

And Between:	Dagi Shahar Ben-Noon, Identity Card No. 033420969 and/or anyone on his behalf

Of the Third Part;

And Between:	Sharon Fima, Identity Card No. 031927098 and/or anyone on his behalf

Of the Fourth Part;

Hereinafter Collectively: “the Parties”

Whereas:	On May 18, 2014, 1) Z.B.I. Ltd., Co. No. 520029109 (hereinafter: “the Company”, 2) Hyrax Technologies B.P. 2012 Ltd., Co. No. 514791870 (hereinafter: “Hyrax”) and 3) the Parties, entered into a private allocation agreement, as defined in the Securities Regulations (Private Offering of Securities in a Listed Company), 5760-2000 (hereinafter: “the Allocation Agreement” or “the Merger Transaction”); and

Whereas:	The Parties transferred to the Company, in the framework of the Allocation Agreement, all of their holdings in the shares of Hyrax, constituting 100% of the issued and paid-up share capital of Hyrax and in consideration for such transfer 69,313,028 ordinary shares of NIS 1 par value each of the Company will be allocated to the Parties, equally divided among the Parties (calculated prior to the capital merger). Such shares constitute a shareholding rate of 37.38% of the Company’s issued and paid-up share capital without dilution (hereinafter: “the Allocated Shares”) and in addition 43,223,293 warrants exercisable into 43,223,293 ordinary shares of NIS 1 par value each of the Company, which shall be considered as the “Milestone Shares”, and equally divided among the shareholders of Hyrax, subject to the Company’s compliance with the Milestones set forth in the Allocation Agreement (hereinafter: “the Warrants”); and

Whereas:	Under the Allocation Agreement the Parties (the “Offerees” in the Allocation Agreement) have undertaken and declared their intention to enter into a voting agreement with respect to their shareholdings in the Company following such allocation and would therefore be deemed to be as “jointly holding” the shares of the Company, within the meaning of the term “control” in the Securities Law, 5728- 1968; and

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Whereas:	In view of the aforesaid and since as at the date of signing this Agreement, such Allocated Shares and Warrants have been allocated to the Parties and due to the fact that the Parties jointly hold securities and/or share of Z.B.I. Ltd., a public company registered in Israel, Public Co. No. 52009109, whose shares are listed for trade at the Tel-Aviv Stock Exchange (hereinafter: “the Company”); and

Whereas:	The Parties are interested in regulating their relationships as a “Controlling Block” as such term is defined in the Companies Law, 5759 - 1999: Namely, shares conferring 25 percent or more of the total voting rights at the general meeting;

Therefore, it was Declared, Stipulated and Agreed between the Parties as Follows:

1.	Preamble and Interpretation

1.1	The preamble to this Agreement constitutes an integral part hereof and shall be read together with all the other sections hereof.

1.2	The section headings in this Agreement are for convenience only and shall not be taken into account in interpreting this Agreement.

No modifications, supplements or deletions made after the signing date hereof to any of the provisions of this Agreement shall be effective unless made in writing and signed by all the Parties.

1.3	None of the provisions and terms included in this Agreement shall in any manner derogate from any of the other provisions or terms but rather supplement same, unless stated otherwise herein.

1.4	Provisions and/or expressions importing the singular shall include the plural and vice versa. Provisions and/or expressions importing the feminine gender shall include the masculine gender and vice versa and references to persons shall include corporations and vice versa.

1.5	Each Annex attached hereto constitutes an integral part of this Agreement.

2.	Voting

2.1	The Parties undertake to act with their shares in the Company as a Controlling Block.

2.2	The Parties agree to hold a meeting of the Parties, prior to the convening of any general meeting of the Company’s shareholders, in which they will agree how to vote as shareholders in the Company’s general meeting (hereinafter: “the Resolution”).

It is clarified that the Company’s management by the Parties will be conducted in the form of a Controlling Block and the Parties’ will manage the Company as a Controlling Block.

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2.3	The resolution will be adopted by unanimous consent. In the absence of consent between the Parties, the majority votes of the Parties hereto shall govern how the Parties would vote at the general meeting of the Company’s shareholders. In the absence of a majority vote as to the manner of voting, the Parties hereto will appoint Mr. Amit Dror to determine the Parties manner of voting at the general meeting of the Company’s shareholders.

2.4	It is agreed that where an agreement with one of the Parties hereto is brought for approval before the general meeting of the Company (other than an appointment of directors to the Company), then the other Parties will be free to vote, at their discretion, at the general meting.

3.	Sale of shares

In the event that any of the Parties hereto proposes to sell his shares in the Company to a third party, such proposing party undertakes to comply with the following terms in the sale of his shares in the Company:

3.1	Right of First Refusal:

3.1.1	No Party may transfer all or part of his shares, for consideration and/or without consideration and/or by any other means, unless first offering such shares to each of the Parties to this Agreement (hereinafter: “the Offerees”) and each of the Offerees shall have the preemptive right, subject to the conditions of the right of first refusal, to purchase such offered shares.

3.1.2	The offer will be made in writing and sent by registered mail and email to the addressee’s address and set forth the number of shares offered for sale or transfer, the name of the person or corporation to whom the proposing shareholder wishes to sell or transfer the offered shares, the proposed payment amount offered for the purchase of the proposed shares, the payment term and any other relevant information (hereinafter, in this section: “the Offer”).

3.1.3	The Offer will be sent to all the Parties to this Agreement.

3.1.4	The Offerees (the remaining Parties) will be entitled, for a period of 21 days after receipt of the said Offer (hereinafter: “the Refusal Right Period”) to purchase all or part of the offered shares. The exercise of the Right of Refusal under this section will be made by sending or delivery of an unqualified written notice by the Offeree, delivered to the offeror prior to the expiry of the designated period (hereinafter in this section - “the Acceptance Notice”).

3.1.5	The offered shares and/or rights, as set forth in the Offer, will be transferred and sold, within 5 business days after the end of the said 21 days Period, to each of the Offerees who delivered an Acceptance Notice, under the conditions of the Offer and against the consideration stipulated in the Offer.

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3.1.6	Where several Acceptance Notices are delivered from various Offerees, then the shares will be transferred and sold to all such Offerees in accordance with their (respective) Offers. To the extent that several Offerees are interested in purchasing all of the shares offered by the proposing shareholder, then such shares will be equally distributed between such Offerees, so that an equal number of shares are transferred and sold to each of the Offerees.

3.1.7	In the event that the Offeree gives notice of his refusal to purchase the offered shares, or provides no response and/or fails to transfer the required amounts on account of the offered shares, on the dates stipulated herein, such Offeree shall be deemed to have refused to purchase the offered shares.

3.1.8	In the event that the Offeree fails to exercise his right to purchase all such offered shares, then the proposing shareholder will be entitled to transfer all the offered shares to the purchaser set forth in his Offer, under the conditions set forth in such Offer, during a further period of 30 days following the expiry of the Refusal Period given to the other Party hereto.

3.1.9	If the proposing shareholder fails to transfer the shares offered by him as aforesaid, within such period, the proposing shareholder may no longer offer all (or any part of) his shares to other/s, unless first offering such shares once again, in the manner provided in this section, and in such case, the offer would be deemed to be a new offer and all the other provisions set forth in this section and anything arising there from shall apply.

3.1.10	Notwithstanding the foregoing, a shareholder may transfer such shares without being required to first offer same to the other shareholders, to his close (first degree) family members (if an individual) and to corporations wholly controlled by the shareholder or to another corporation controlled by the same shareholders controlling the transferring shareholder or the shareholders thereof (if a corporation) (hereinafter: “Permitted Transferee”).

3.2	Joining the Sale of the Company Shares (Tag-Along)

3.2.1	If and to the extent that any of the Parties to this Agreement (hereinafter: “the Seller”) is interested in selling his shares to someone other than his Permitted Transferee (hereinafter: “the Purchaser” or “the Sale Transaction”, as the case may be), then the other Party/Parties to this Agreement may join the Sale Transaction under the same sale conditions as agreed between the Purchaser and the Seller, in proportion to the amount of Company shares held at that time by the Seller, and the shares in the Company held at that time by the other Party to this Agreement.

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3.2.2	The manner of exercising the Tag-Along right is as follows:

3.2.2.1	Within 7 (seven) days after receipt of the Seller’s written notice setting forth the Seller's offer to sell his shares, the other party to the agreement will notify whether he is interested in joining the Sale Transaction (hereinafter: “the Tag-Along Notice”). The Tag-Along Notice will be irrevocable and unconditional.

3.2.2.2	If the Tag-Along Notice is delivered within the prescribed date, then the shares of the Company held by the other shareholder will be included in the Sale Transaction.

3.2.3	In the event that such shares are not sold within 7 days following the expiry of the 7 days period set forth in section 3.2.2.1 above, then the rights of the shareholder as set forth in sections 3.1 and 3.2 hereto shall apply again.

3.2.4	In the event of a conflict between the rights conferred under section 3.1 and the rights conferred under this section 3.2, the provisions of section 3.1 shall prevail.

3.2.5	The Parties to this Agreement undertake to notify any of the other Parties hereto of the sale of shares at the close of each trading day in which sale transactions in any of the Company’s securities are executed, and set forth in such notice the amount of sold securities and the consideration received for such.

3.2.6	The Parties hereto undertake to forward any profits accrued for such sale of securities as set forth in this Agreement above;

4.	Miscellaneous

4.1	The Parties declare, that save as provided in this Agreement and the provisions hereof, they do not have and shall have no rights and/or claims and/or demands whatsoever against each other.

4.2	This Agreement reflects the entire agreement reached by the Parties hereto, including by all their successors and/or anyone on their behalf and revokes any other contacts, representations or understandings made, if any, prior to the signing of this Agreement, except the trust agreement dated August 25, 2014 entered between the Parties and the trustee.

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4.3	No consent by any of the Parties to deviate from any of the terms of this Agreement, in any particular case or series of cases, shall constitute a precedent, and no inference shall be made therefrom to any other future cases.

4.4	No Party’s failure to exercise or a delay in exercising any of the rights conferred thereto under this Agreement and/or under the law in any particular case or series of cases shall be deemed to be a waiver of such rights or any other rights whatsoever.

4.5	Notices in connection with this Agreement shall be sent by registered mail or transmitted by email or facsimile to the addresses of the addressees or personally served at the addresses of the Parties as set forth in the preamble hereto (or any address of which duly written notice is delivered), and any such notice shall be deemed to have been served upon the addressee at the earlier of the following dates: upon actual delivery (or offering thereof to the addressee, in the event of a refusal to accept service), upon transmission by facsimile, or the date of sending the email or at the expiry of three (3) business days following the posting of such notice by registered mail.

4.6	The competent court in the Tel-Aviv Yafo district shall have subject matter jurisdiction in any disputes arising from this Agreement, or the existence, breach or interpretation thereof.

4.7	The Parties declare that they have carefully read this Agreement and signed it of their good and free will after having understood the contents hereof.

In Witness Whereof the Parties Have Set Their Hand,
at the Company’s Offices at 13 Einstein Street, Ness Ziona

on August 5, 2014:

/s/ Simon Anthony Fried	/s/ Amit Dror	/s/ Dagi Shahar Ben-Noon	/s/ Sharon Fima
Simon Anthony Fried	Amit Dror	Dagi Shahar Ben-Noon	Sharon Fima

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